Mail Stop 3561

August 28, 2008

Mr. David S. Houston
Chief Financial Officer
LiveWorld, Inc.
4340 Stevens Creek Blvd., Suite 101
San Jose, California 95129

     Re: **LiveWorld, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              File No. 0-26657

Dear Mr. Houston:

We reviewed your letter dated August 15, 2008 in response to our letter dated July 22, 2008 and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comment. Please be as detailed as necessary in your explanation.

Regarding your response to our first comment in our letter dated July 22, 2008, you state that your disclosure regarding the effectiveness of your disclosure controls and procedures complies with Item 307 of Regulation S-K. Item 307 of Regulation S-K requires you to disclose the <u>conclusions</u> of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act. You disclose in Item 9A that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures were designed to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and accumulated and communicated to your management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. You have not disclosed the officers' conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of period covered by the report. Please amend your filing to explicitly state that your principal executive and principal financial officers concluded that your disclosure controls and procedures were <u>effective</u> as of the end of the period covered by the report.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief